Filed by Watson Wyatt & Company Holdings
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Watson Wyatt & Company Holdings
Commission File No. 001-16159

Letter to Watson Wyatt LLP pensioners

20 January 2005

Address

Dear

We are writing to let you know about an important development for the firm.

Watson Wyatt LLP and Watson Wyatt & Company have collaborated as a global alliance for nearly ten years now. This alliance has been a great success for both parties and our clients. The deep personal and working relationships that have built up are proof of the strong foundation created through our shared vision and values. It may therefore not be entirely surprising to hear that we have just announced that we have signed a non-binding letter of intent to take our alliance to the next level and combine as a single firm. We attach for your information a copy of an announcement from Paul Thornton and John Haley circulated to all Watson Wyatt associates on Tuesday.

While a natural "next step", the decision is a momentous one for all of us and not one we are taking lightly. However, every day our clients grow more global and their needs more complex. We believe we can better meet those needs by investing in the future as a single firm. It underscores our commitment to further building our global capabilities and infrastructure.

Although the firm will cease to be a partnership, every endeavour will be made to ensure it remains the very special place to work we all know and value. At this point we are working towards closing the transaction, which we hope to do on or before 30 June, 2005. Your pension entitlement from the Watson Wyatt Pension Scheme continues unchanged and no action is required by you.

We will keep you updated as appropriate but please understand that all communications about this transaction are governed by strict rules from various official regulators so there may be a delay before you hear from us again. If you have any urgent concerns or queries, please contact our colleagues Madeleine Kavanagh (01737 273386) or Bruce Wraight (01737 273370) in the first instance.

Yours sincerely,

Paul Thornton Senior Partner Watson Wyatt LLP	Robert Ashurst Chairman of the Trustees Watson Wyatt Pension Scheme

Securities and Exchange Commission Required Language:

Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission ("the SEC"). YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings free of charge from the SEC website at www.sec.gov. In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006, attention: Investor Relations, or by telephone at 202-715-7000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings. A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus, which will be filed by Watson Wyatt & Company Holdings with the SEC. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.